UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
        Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74l58El04

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
(212) 902-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC – CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; WC (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON (See Instructions) BD-PN-IA

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Institutional, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,170
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V GmbH & Co. KG.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,153
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,153
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PVF Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) McJunkin Red Man Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74158E104

    This Amendment No.3 (this “Amendment No. 3”) supplements and amends certain information in the Schedule 13D filed on June 2, 2009 as amended by Amendment No.1 thereto filed on June 4, 2009 and Amendment No.2 thereto filed on May 24, 2010 (the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”) by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP V Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP V Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors V”), GSCP VI Advisors, L.L.C.  (“GSCP VI Advisors”), GSCP VI Offshore Advisors, L.L.C.  (“GSCP VI Offshore Advisors”), GS Advisors VI, L.L.C.  (“GS Advisors VI”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital V”), GS Capital Partners V Offshore Fund, L.P. (“GS V Offshore”), GS Capital Partners V GmbH & Co. KG (“GS Germany V”), GS Capital Partners V Institutional, L.P. (“GS V Institutional”), GS Capital Partners VI Fund, L.P. (“GS Capital VI”), GS Capital Partners VI Offshore Fund, L.P. (“GS VI Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany VI”), GS Capital Partners VI Parallel, L.P. (“GS VI Parallel” and, together with GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore and GS Germany VI, the “Funds”), PVF Holdings LLC (formerly, McJ Holding LLC) and McJunkin Red Man Holding Corporation (formerly, McJ Holding Corporation) (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds, PVF Holdings LLC and McJunkin Red Man Holding Corporation collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given in the Original 13D. (1)
________________________________
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by:

(i) deleting the last sentence of the fourth paragraph thereof.

(ii) adding the following paragraph after the fourth paragraph thereof:

“The Reporting Persons have been advised that on May 25, 2010, McJunkin Red Man entered into a subscription agreement with Gaines Wehrle (the “Wehrle Subscription Agreement”), pursuant to which McJunkin Red Man has agreed to sell an aggregate of 50,000 shares in a private placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $600,000.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended in its entirety as follows:

“(a) According to the Company’s Form 10-Q for the quarterly period ended March 31, 2010, as filed with the SEC on May 17, 2010, there were 3,026,397 shares of Common Stock outstanding as of May 11, 2010.

The Funds indirectly control a majority of the shares of McJunkin Red Man through control of PVF Holdings LLC, an entity which controls McJunkin Red Man Holding Corporation.  McJunkin Red Man Holding Corporation owns 100% of the equity interests of McJunkin Red Man. McJunkin Red Man owns the Shares.

As of May 25, 2010, each of GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 628,520 shares of Common Stock consisting of (i) 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man and (ii) 4,999 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.  The shares of Common Stock that may be deemed to be beneficially owned by each of GS Group and Goldman Sachs represent approximately 20.8% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Capital V may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital V represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 25, 2010, GS V Offshore may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Offshore represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 25, 2010, GS V Institutional may be deemed to beneficially own an aggregate of 60,170 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Institutional represent approximately 2.0% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Germany V may be deemed to beneficially own an aggregate of 6,983 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany V represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 25, 2010, GSCP V Advisors may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Advisors represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Advisors V may be deemed to beneficially own an aggregate of 67,153 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors V represent approximately 2.2% of the outstanding shares of Common Stock.

As of May 25, 2010, GSCP V Offshore Advisors may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Offshore Advisors represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 25, 2010, GS GmbH may be deemed to beneficially own an aggregate of 11,785 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 0.4% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Capital VI may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital VI represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 25, 2010, GS VI Offshore may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Offshore represent approximately 3.7% of the outstanding shares of Common Stock.

As of May 25, 2010, GS VI Parallel may be deemed to beneficially own an aggregate of 37,224 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Parallel represent approximately 1.2% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Germany VI may be deemed to beneficially own an aggregate of 4,801 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany VI represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 25, 2010, GSCP VI Advisors may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Advisors represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 25, 2010, GS Advisors VI may be deemed to beneficially own an aggregate of 42,025 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors VI represent approximately 1.4% of the outstanding shares of Common Stock.

As of May 25, 2010, GSCP VI Offshore Advisors may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Offshore Advisors represent approximately 3.7% of the outstanding shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I to this Schedule 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

As of May 25, 2010, PVF Holdings LLC may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its indirect subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by PVF Holdings LLC represent approximately 20.6% of the outstanding shares of Common Stock.  Affiliates of GS Group control PVF Holdings LLC.

As of May 25, 2010, McJunkin Red Man Holding Corporation may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its wholly owned subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by McJunkin Red Man Holding Corporation represent approximately 20.6% of the outstanding shares of Common Stock.  McJunkin Red Man Holding Corporation is wholly owned by PVF Holdings LLC.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated above.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I to this Schedule 13D, during the period from March 19, 2010 through May 20, 2010.

(d) On January 31, 2007, McJunkin Red Man was acquired by affiliates of GS Group pursuant to the Merger Agreement.  The Reporting Persons have been advised by McJunkin Red Man that, pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares reported in this Schedule 13D and beneficially owned by McJunkin Red Man and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule V hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.

The Reporting Persons have also been advised that on June 2, 2009, McJunkin Red Man entered into the Engagement Letter with Stephens Inc. pursuant to which Stephens Inc. agreed to act as the exclusive placement agent for a private sale of the Shares. The Reporting Persons have also been advised that under the Engagement Letter, Stephens Inc. will, upon closing of the private placement, receive a success fee equal to 6% of the gross proceeds received by McJunkin Red Man from the private placement. The Reporting Persons have also been advised that on June 2, 2009, McJunkin Red Man entered into the Letter Agreement with the Company, pursuant to which McJunkin Red Man agreed to pay or reimburse the Company for certain expenses incurred by the Company in connection with McJunkin Red Man’s sale of the Shares.  Except as described above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

The Reporting Persons have also been advised that on May 20, 2010 and on May 21, 2010, McJunkin Red Man entered into Subscription Agreements pursuant to which McJunkin Red Man has agreed to sell an aggregate of 437,500 shares in the Private Placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $5,250,000 and the Repurchase Agreement with the Company pursuant to which McJunkin Red Man has agreed to sell an aggregate of 136,021 shares for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $1,632,252. The preceding description of the Subscription Agreements and the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is attached as Exhibit 7 to this Schedule 13D, and incorporated herein by reference, and the Repurchase Agreement, which is attached as Exhibit 8 to this Schedule 13D and incorporated herein by reference.

The Reporting Persons have also been advised that on May 25, 2010, McJunkin Red Man entered into the Wehrle Subscription Agreement pursuant to which McJunkin Red Man has agreed to sell an aggregate of 50,000 shares in a private placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $600,000.

(e) Not applicable.”

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2010

THE GOLDMAN SACHS GROUP, INC.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP V ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS V, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

PVF HOLDINGS LLC
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President and General Counsel

McJUNKIN RED MAN HOLDING CORPORATION
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President and General Counsel